February 5, 2008

Mail Stop 6010

Steven Bell
Executive Vice President of Finance and Chief Financial Officer
ReSearch Pharmaceutical Services, Inc.
520 Virginia Drive
Fort Washington, PA 19034

Re: ReSearch Pharmaceutical Services, Inc.
**   Registration Statement on Form 10-12G/A, filed January 22, 2008**
**   File No. 0-52981**

Dear Mr. Bell:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A. Risk Factors, page 6

1.   We note your response to prior comments 15 and 16. Please state either in these risk factors or in the Business section that you believe that your insurance coverage is adequate. If you are unable to state that your insurance coverage is adequate, please disclose the previously requested information either in these risk factors or in the Business section.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Critical Accounting Policies, page 13

Stock Based Compensation, page 14

2.   We have read your response to comment 18 and your revised disclosures. Please expand your disclosure to include the number of shares granted during each period. Please include all grant dates through September 30, 2007, including the grant in which the estimated fair value of common stock was $5.26.

Liquidity and Capital Resources, page 18

3.   The discussion of the cash flow statement should cover all years presented in the financial statements.

Item 6. Executive Compensation, page 22

Performance Bonuses, page 26

4.   We are reissuing prior comment 28.   We note that your disclosure in this section does not appear to be consistent with footnotes 8 and 9 to the Summary Compensation Table. We also note that you have not disclosed the EBITDA target which appears to be material to 2006 compensation. If you believe this target is not material to 2006 compensation, please provide us with your analysis as to why you do not believe it is material. Please include in your analysis more information regarding how the board of directors determines the amount of the bonus. To the extent that you revise the description of your bonuses, please also amend Exhibit 10.18 accordingly.

5.   In addition to the above comment, please also consider whether the amounts, or any portion of the amounts, paid to Messrs. Perlman and Bell and disclosed in the "Bonus" column of the Summary Compensation Table should instead be included in the "Non Equity Incentive Plan Compensation" column. In considering this issue, please see Question 4.04 of the Compliance and Disclosure Interpretations for Item 402 of Regulation S-K located on our website.

Comparison of Named Executive Officer Compensation Prior to and Subsequent to Our Merger with Old RPS, page 29

6.   We note that you attribute much of the increases in compensation of the executive officers from 2006 to 2007 to the new terms of the employment agreements. Please revise this section to discuss how the compensation committee determined the amounts and why they chose the terms of the employment agreements. For example, we note that

for certain of the executive officers the new employment agreement provided for an increased base salary, bonus and/or a stock option grant, please provide more information as to the compensation committee's reasoning behind these increases in compensation.

Named Executive Employment Agreements, page 29

7.   Please file a copy of the employment agreement with Samir Shah with your next amendment.

Item 7. Certain Relationships and Related Transactions, Director Independence

8.   We are reissuing part of prior comment 32. Please revise this section to disclose the information required by Item 404(a) of Regulation S-K in connection with the Agreement Concerning Board of Directors which provides Pangaea, among other things, rights to designate two of the company's directors.

Item 15. Financial Statements and Exhibits, page 56

Notes to Consolidated Financial Statements, page F-6

2. Significant Accounting Policies, page F-6

Merger and Accounting Treatment (Unaudited), page F-6

9.   Disclose all the consideration received by the RPS shareholders in the merger. Then clearly explain how the merger/reverse acquisition was accounted for including the purchase price allocation. Explain the reason for the $20 million distribution to RPS shareholders.

10.   We have read your response to comment 44 and your revised disclosures. Please explain the difference between the beginning balance of common shares of 12,404,751 in the statements of stockholders' equity and the 15,758,497 shares disclosed on page F-7. For the purpose of computing earnings per share for the fiscal year during which a reverse acquisition occurs, the following should be used: the number of shares outstanding for the period from the beginning of the fiscal year to the date of the reverse acquisition should be the number of shares issued by the legal parent; the number of shares outstanding for the period from the date of the reverse acquisition to the end of the fiscal year should be the number of shares issued by the legal parent plus the number of shares of the legal parent prior to the merger. For the comparative periods, the number of shares issued by the legal parent should be used. Therefore, please explain to us why the amounts on page F-14 do not appear to reflect the 15,758,497 shares issued by the legal parent. Also, please explain to us how the weighted average common shares for September 30, 2007 were calculated.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Stephen T. Burdumy, Esq.
       Matthew McDonald, Esq.
       Drinker Biddle & Reath LLP
       One Logan Square
       18th and Cherry Streets
       Philadelphia, PA 19103